U.S. SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D.C. 20549
                   FORM 12b-25
            SEC File Number 000-25997

NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-KSB [ ] Form 20-F [ ] Form
11-K  [ ] Form 10-Q [ ] From N-SAR For Period
Ended:   [ ] Transition Report on Form 10-K [ ]
Transition Report on Form 20-F [ ] Transition
Report on Form 11-K [ ] Transition Report on Form
10-Q [ ] Transition Report on Form N-SAR For
Transition Period Ended:

Read Attached Instruction Sheet Before Preparing
Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      PART I
                REGISTRANT INFORMATION

Full Name of Registrant
   - Silver Bow Antique Aviation
Former Name if Applicable - None
Address of Principal Executive Office
 (Street and Number)
  - 88-888 Avenue 51
City, State and Zip Code
  - Coachella, CA 92236

                      PART II
               RULES 12B-25 (B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT
UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT
SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE
FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF
APPROPRIATE) (A)   THE REASONS DESCRIBED IN
REASONABLE DETAIL IN PART III OF THIS FORM COULD
NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR
EXPENSE; [ X ]

(B)   THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL
REPORT, TRANSITION REPORT ON FORM 10-KSB, FORM 20-
F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL
BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY
FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT
QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q,


OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE
FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE
DATE; AND

(C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT
REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF
APPLICABLE.

                  PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20- F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

 Corporation was not able to timely complete its financial statements to electronically file the required form.


               PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to
contact in regard to this notification:
Jody M. Walker,
Attorney at Law               (303)     850-7637
     (name)               (Area Code) (Telephone #)

(2) Have all other periodic reports required under
section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? if the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change
in results of operations from the corresponding
period for the last fiscal year will be reflected
by the earnings statements to be included in the
subject report or portion thereof?
 [ ] Yes [x] No   If so: attach an explanation of
the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Silver Bow Antique Aviation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2003

By
/s/ Dempsey Mork
--------------------------------
Dempsey Mork, President